Exhibit 99.9

DIRECTION FINANCIERE
DF/FT/Dpt. Financement et Bourse KS n° 299/D
The New York Stock Exchange, Inc.
Dennis Dunn Esq.
20 Broad Street
New York, NY 1005
USA

Transmitted by facsimile to : 212 656 5893 Number of pages : 1

Paris, 7th of July 2005

Re : Notice of Repurchase of Ordinary Shares of Total
Dear Sirs,

Please, be advised that in connection with Total’s share repurchase program, TOTAL S.A. reacquired 6,850,000 of its ordinary shares, nominal value 10 euros per share, during the three month period ending June 30, 2005, through trades executed at the Paris Stock Exchange. Prior to the execution of these trades, TOTAL S.A. held 18,375,580 shares in treasury. In addition, on June 30, 2005, 25,082,817 shares were held by various subsidiaries. As a result, Total held an aggregate of 50,308,397 of its ordinary shares at this date.

Very truly yours,

C. PARIS de BOLLARDIERE
Treasurer